October 27, 2016

Dear Valued Shareholder,

Cancer is a debilitating and swift-moving disease. To reach those affected by it, we need to move just as quickly with innovative treatments that are safe and effective. At OncoSec, we are committed to pioneering new immunotherapy treatments to benefit cancer patients with the greatest unmet medical needs. Our team is boldly advancing our products with a focus on improving response rates to front-line immunotherapies to help advance the fight against cancer.

In the last 12 months, we have consolidated our operations into a cutting-edge R&D facility that provides flexibility, reliability, cross-functional efficiency, clinical scalability, and commercial manufacturing readiness. Thanks to our proficient and dedicated team, we have a deeper understanding of intratumoral immunotherapy and immune biology, allowing us to create a clinical pipeline focused on patients who do not respond to anti-PD-1 treatment. As such, we continue to advance our Phase II clinical trial assessing the combination of OncoSec's ImmunoPulse® IL-12 and Merck's anti-PD-1 therapy, KEYTRUDA® in melanoma patients that are resistant to anti-PD-1. To date, data suggest ImmunoPulse® IL-12 may enhance response to checkpoint therapies by generating anti-cancer immune activity. Our technology has also demonstrated a favorable safety and tolerability profile. We believe our near-term product development strategy, which is focused on the anti-PD-1 non-responder population, can address a large patient population and market opportunity, generate value for shareholders, and lead to a clear pathway for ImmunoPulse® IL-12. We will continue to advance our melanoma trials toward registration to address this great unmet medical need in oncology.

In addition, we are advancing our electroporation devices and developing additional therapeutics in our pre-clinical pipeline. One of the unique differentiators of our platform is its ability to deliver combinations of immuno-modulatory genes in a single treatment to target multiple pathways of tumor immune subversion. Compared to previous generations of immunotherapy, our technology can help the immune system mount an orchestrated attack to increase tumor immunity as well as potentially reduce toxicity and negative side effects for patients through a more targeted and personalized approach.

We believe there are three key objectives to increasing shareholder value: (1) Progress our ImmunoPulse® IL-12 melanoma development program to secure a significant partnership and product approval by early 2019; (2) Advance a new molecule into the clinic with OncoSec's Tissue-based Real-time Adaptive Controlled Electroporation (TRACE™) technology; and (3) Fund our clinical and pre-clinical pipeline through strategic collaborations and partnerships to proliferate our technology.

As a valued stakeholder in the Company, we hope you continue to stay engaged in our regular corporate communications and quarterly conference calls. This year, we are holding OncoSec's inaugural Investor & Analyst Day on November 17, 2016. The Company will share updates on its clinical development plan for melanoma, intratumoral immunotherapy pipeline of DNA-based product candidates, and next-generation device research and development.

The next 18 months will be an unprecedented time for OncoSec as we prepare to transition to a registration study for our lead program, ImmunoPulse® IL-12. We look forward to sharing updates on our upcoming milestones throughout the year and encourage all eligible shareholders to vote in accordance with the information outlined in our definitive proxy statement. Our management team is committed to increasing shareholder value by advancing our clinical development plan and pre-clinical pipeline. Thank you again for your ongoing support and confidence in OncoSec as we continue to progress our immune-oncology pipeline in the fight against cancer.

Sincerely,



Punit Dhillon
Chief Executive Officer | President

Certain statements in this letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of these risks and uncertainties are discussed in the "Risk Factors" section of our 2016 Annual Report. You should not place undue reliance on forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements.